Little Bear LLC 2017 Balance Sheet - Unaudited		
Assets:		
Cash	$	12,500
Accounts Receivable	$	-
Inventory	$	0
Total Current Assets	$	12,500
Intangibles	$	0
Total Assets	**$**	**12,500**
Liabilites and SE:		
Membership Interest	$	12,500
Retained Earnings	$	-
Shareholders Equity	$	12,500
Total Liabilities and SE	**$**	**12,500**

Little Bear LLC 2017 Income Statement - Unaudited

	Year 1
Revenue	$ 0
COGS	$ 0
Gross Margin	$ 0
Legal	$ 0
Salaries	$ 0
Fixed Cost	$ 0
Operating Income	$ 0
Funding Cost	$ 0
Net Profit	**$ 0**

Little Bear, LLC 2017 Cash Flow - Unaudited

	Jan.	Feb	March	April	May	June	July	Aug.	Sept.	Oct.	Nov.	Dec.
Operations:												
Compensation	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	
Inventory	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Legal	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Investing:												
Financing:												
Equity Issued	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 0	$ -
Cash at end of Period	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	**$0**	**$0**

Little Bear LLC, 2017 Statement of Changes in Equity - Unaudited	
Balance at the beginning of the year:	$ 0
Capital contributed during the year:	$ 12,500
Profit for the year:	$ 0
Withdrawls by Owners:	$ 0
Balance at the end of the year:	$ 12,500

REQUIRED NOTES:

NOTE 1: Organization and Nature of Business Activities LIL OSO (LITTLE BEAR LLC) is a LLC organized Nov, 29 2017 in the state of Tennessee. The Company is primarily involved in Hospitality Services.

NOTE 2: Basis of Presentation The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting